# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oaktree Acquisition Corp. III Life Sciences, CIK 0002029769
CUSIP: G6717R104
Title of class of securities: Class A ordinary shares, par value $0.0001
Address of issuer's principal executive offices: 333 South Grand Avenue, Los Angeles, Los Angeles, California (CA), 90071
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002037181

## Reporting persons
- Oaktree Acquisition Holdings III LS, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,500,535; sole dispositive power 0; shared dispositive power 5,500,535; aggregate amount beneficially owned 5,500,535 (22.3% of the class)
  Comment: (1) 5,500,535 includes (i) 4,799,758 Class A ordinary shares issuable upon conversion of 4,799,758 Class B ordinary shares (together with the Class A ordinary shares, the "Ordinary Shares"), (ii) 583,981 Class A ordinary shares that are included in 583,981 private placement units (the "Private Placement Units"), and (iii) 116,796 Class A ordinary shares issuable upon an exercise for cash of 116,796 private placement warrants (the "Private Placement Warrants"), which are also included in the Private Placement Units.
  (2) 22.3% is calculated by using a denominator that is equal to (i) 19,199,029 Class A ordinary shares included in the issued and outstanding publicly held units of the issuer, (ii) 583,981 Class A ordinary shares included in the issued and outstanding Private Placement Units, (iii) 4,799,758 Class A ordinary shares issuable upon conversion of 4,799,758 Class B ordinary shares held by Holdings (as defined below), plus (iv) 116,796 Class A ordinary shares issuable upon an exercise for cash of 116,796 Private Placement Warrants.
- Oaktree Acquisition Holdings III LS GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,500,535; sole dispositive power 0; shared dispositive power 5,500,535; aggregate amount beneficially owned 5,500,535 (22.3% of the class)
  Comment: (1) 5,500,535 includes (i) 4,799,758 Class A ordinary shares issuable upon conversion of 4,799,758 Class B ordinary shares, (ii) 583,981 Class A ordinary shares that are included in 583,981 Private Placement Units, and (iii) 116,796 Class A ordinary shares issuable upon an exercise for cash of 116,796 Private Placement Warrants, which are also included in the Private Placement Units.
  (2) 22.3% is calculated by using a denominator that is equal to (i) 19,199,029 Class A ordinary shares included in the issued and outstanding publicly held units of the issuer, (ii) 583,981 Class A ordinary shares included in the issued and outstanding Private Placement Units, (iii) 4,799,758 Class A ordinary shares issuable upon conversion of 4,799,758 Class B ordinary shares held by Holdings, plus (iv) 116,796 Class A ordinary shares issuable upon an exercise for cash of 116,796 Private Placement Warrants.
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,500,535; sole dispositive power 0; shared dispositive power 5,500,535; aggregate amount beneficially owned 5,500,535 (22.3% of the class)
  Comment: (1) 5,500,535 includes (i) 4,799,758 Class A ordinary shares issuable upon conversion of 4,799,758 Class B ordinary shares, (ii) 583,981 Class A ordinary shares that are included in 583,981 Private Placement Units, and (iii) 116,796 Class A ordinary shares issuable upon an exercise for cash of 116,796 Private Placement Warrants, which are also included in the Private Placement Units.
  (2) 22.3% is calculated by using a denominator that is equal to (i) 19,199,029 Class A ordinary shares included in the issued and outstanding publicly held units of the issuer, (ii) 583,981 Class A ordinary shares included in the issued and outstanding Private Placement Units, (iii) 4,799,758 Class A ordinary shares issuable upon conversion of 4,799,758 Class B ordinary shares held by Holdings, plus (iv) 116,796 Class A ordinary shares issuable upon an exercise for cash of 116,796 Private Placement Warrants.
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,500,535; sole dispositive power 0; shared dispositive power 5,500,535; aggregate amount beneficially owned 5,500,535 (22.3% of the class)
  Comment: (1) 5,500,535 includes (i) 4,799,758 Class A ordinary shares issuable upon conversion of 4,799,758 Class B ordinary shares, (ii) 583,981 Class A ordinary shares that are included in 583,981 Private Placement Units, and (iii) 116,796 Class A ordinary shares issuable upon an exercise for cash of 116,796 Private Placement Warrants, which are also included in the Private Placement Units.
  (2) 22.3% is calculated by using a denominator that is equal to (i) 19,199,029 Class A ordinary shares included in the issued and outstanding publicly held units of the issuer, (ii) 583,981 Class A ordinary shares included in the issued and outstanding Private Placement Units, (iii) 4,799,758 Class A ordinary shares issuable upon conversion of 4,799,758 Class B ordinary shares held by Holdings, plus (iv) 116,796 Class A ordinary shares issuable upon an exercise for cash of 116,796 Private Placement Warrants.

## Item 1. Issuer
Name of issuer: Oaktree Acquisition Corp. III Life Sciences
Address of issuer's principal executive offices: 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

1. Oaktree Acquisition Holdings III LS, LLC ("Holdings");

2. Oaktree Acquisition Holdings III LS GP, Ltd. (the "Holdings GP");

3. Oaktree Capital Holdings, LLC ("OCH"); and

4. Oaktree Capital Group Holdings GP, LLC ("OCGH GP").
Address of principal business office or, if none, residence: The address of the principal business office of each of Holdings, Holdings GP, OCH and OCGH GP is 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.
Citizenship: See responses to Item 4 on each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.
As of December 31, 2024, Holdings directly holds 4,799,758 Class B ordinary shares, 583,981 Class A ordinary shares included in 583,981 Private Placement Units and 116,796 Private Placement Warrants (which represent a right to acquire an equivalent number of Class A ordinary shares if they are exercised for cash, subject to adjustments), representing in the aggregate, beneficial ownership of 22.3% of the issuer's Ordinary Shares, based on 19,199,029 publicly held Class A ordinary shares, 583,981 Class A ordinary shares included in 583,981 Private Placement Units held by Holdings, 116,796 Class A ordinary shares issuable upon an exercise for cash of 116,796 Private Placement Warrants included in the 583,981 Private Placement Units held by Holdings, and 4,799,758 Class B ordinary shares held by Holdings. The Class B ordinary shares are automatically convertible into Class A ordinary shares at the time of the issuer's initial business combination on a one-for-one basis or earlier at the option of the holder, subject to adjustments. Each whole Private Placement Warrant is non-redeemable by the issuer, exercisable to purchase one Class A ordinary share at $11.50 (subject to adjustments) or can be exercised on a cashless basis and will become exercisable 30 days after the completion of the issuer's initial business combination. The Private Placement Warrants expire five years after the completion of the issuer's initial business combination or earlier upon redemption or liquidation of the issuer.
The managing member of Holdings is Holdings GP. The director of Holdings GP is Oaktree Capital Management, L.P., whose general partner is Oaktree Capital Management GP, LLC. The sole managing member of Oaktree Capital Management GP, LLC is OCH. The direct owner of all of the Class B units of OCH is Oaktree Capital Group Holdings, L.P, whose general partner is OCGH GP. As a result of such relationships, each of the foregoing (collectively, the "Oaktree Parties") may be deemed to beneficially own the reported securities but, pursuant to Rule 13d-4 of the Act, the Oaktree Parties declare that filing this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.
Percent of class:
See responses to Item 11 on each cover page.
Calculated based on (i) 19,199,029 Class A ordinary shares included in the issued and outstanding publicly held units of the issuer, (ii) 583,981 Class A ordinary shares included in the issued and outstanding Private Placement Units held by Holdings, (iii) 4,799,758 Class A ordinary shares issuable upon conversion of 4,799,758 Class B ordinary shares held by Holdings, and (iv) 116,796 Class A ordinary shares issuable upon an exercise for cash of 116,796 Private Placement Warrants.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit No. Description

Exhibit 1 Joint Filing Agreement, dated as of February 12, 2025, by and among Oaktree Acquisition Holdings III LS, LLC, Oaktree Acquisition Holdings III LS GP, Ltd., Oaktree Capital Holdings, LLC and Oaktree Capital Group Holdings GP, LLC.

## Signatures
- Oaktree Acquisition Holdings III LS, LLC: By: Oaktree Acquisition Holdings III LS GP, Ltd., Its: Managing Member (02/12/2025)
- Oaktree Acquisition Holdings III LS, LLC: By: Oaktree Capital Management, L.P., Its: Director (02/12/2025)
- Oaktree Acquisition Holdings III LS, LLC: By: /s/ Henry Orren, Title: Senior Vice President (02/12/2025)
- Oaktree Acquisition Holdings III LS GP, Ltd.: By: Oaktree Capital Management, L.P., Its: Director (02/12/2025)
- Oaktree Acquisition Holdings III LS GP, Ltd.: By: /s/ Henry Orren, Title: Senior Vice President (02/12/2025)
- Oaktree Capital Holdings, LLC: By: /s/ Henry Orren, Title: Senior Vice President (02/12/2025)
- Oaktree Capital Group Holdings GP, LLC: By: /s/ Henry Orren, Title: Senior Vice President (02/12/2025)